Stuart S. Shapiro is a visionary who has spent his career producing, directing, writing, and creating innovative entertainment and e-communications content and technologies.

A pioneer in the field, Mr. Shapiro is responsible for many cutting-edge breakthroughs. He was among the first to use e-mail as a form of mass marketing and communication for government. As an entrepreneur, he founded several successful Internet communication ventures, including, Woodstock.com with Michael Lang, Firstlook.com, ArtistEnt and Patronet with Todd Rundgren and Danny Goldberg, one of the first Internet artist music subscription services, and AskDrMao.com, The Natural Health Search Engine. Mr. Shapiro is also credited with producing the 72-hour live Webcast of Woodstock99, the largest Internet live music event in history at that time.

As a film distributor and producer, Shapiro was responsible for classics such as Tunnel Vision, Neil Young's Rust Never Sleeps, Pink Floyd's Live at Pompeii, Mondo New York, Comedy's Dirtiest Dozen which helped launch the careers of Tim Allen and Chris Rock, and Only The Strong, from which he produced the famous Mazda song, "Zoom Zoom."

As an author/producer he published Flash Frames, a book featuring the best of Flash art from the Internet and This is Today, a history of NBC's Today Show.

Bringing his vast body of knowledge, experience and entrepreneurial spirit, he co-founded iConstituent in 2001 with the goal of creating a more interactive democracy through the application of creative technology. Today, iConstituent is the leading provider of on line communications to Members of Congress.

In 1981, Mr. Shapiro created, directed and produced Night Flight, the award-winning late night series, which ran for eight years on the USA Network. In 2015, Mr. Shapiro relaunched Night Flight as a video blog and in 2016 he started an OTT premium streaming channel Night Flight Plus.

Mr. Shapiro speaks frequently on the topic of legislative e-communications at the United States House of Representatives. He is a graduate of Union College, Institute American in France, and Worcester Academy.